

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 27, 2016

David Anderson
Chief Executive Officer
Appliqate Inc.
12465 South Fort St, Suite 240
Draper, UT 84020

>   **Re: Appliqate Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed April 1, 2016**
>   **File No. 024-10540**

Dear Mr. Anderson:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1.   A shell company, as defined under Rule 405 of the Securities Act of 1933, is a registrant that has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. As it appears that you are a shell company, please prominently disclose at the onset of your offering circular that Appliqate Inc. is currently a shell company.

2.   Please confirm that the company is not a blank check company for purposes of Rule 419 of the Securities Act, and provide us with the analysis whereby you made your determination. Please refer to Rule 251(b)(3) of Regulation A, which addresses issuer eligibility. As appropriate, please revise your offering circular to disclose that the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

Part II

3.   We note your disclosure on the offering circular cover page that you are offering a minimum of 1,000,000 shares and maximum of 100,000,000 shares. Please also disclose on the cover page when the offering will end, any minimum purchase requirements, and any arrangements to place the funds in an escrow, trust, or similar account. Please refer to Part I, Item 2 of Form S-1 and Item 501(b)(8)(iii) of Regulation S-K. Also clarify that if the minimum is not met by the specified date, you will return all funds to investors promptly. Lastly, please clarify whether purchases by affiliates will count toward the minimum offering.

4.   You disclose on the offering circular cover page that your offering circular is following the offering circular format described in Part II (a)(1)(ii) of Form 1-A, which means you are providing the information required by Part I of Form S-1. However, portions of the narrative disclosure in your offering circular appear to follow the Offering Circular format of Form 1-A. Please confirm which disclosure format you are following, since it is unclear based on the disclosure provided if you intend to follow the format of Part I of Form S-1. Please note that you should look to the specific requirements of the format you have chosen in providing the disclosure in your offering circular.

Risk Factors

We will continue to incur certain costs as a result of being a public company and in the administration of our organization structure, page 6

5.   Please revise your disclosure to clarify that despite the on-going reporting requirements from conducting a Tier 2 offering under Regulation A, the company will not be "public" once this offering circular is qualified or subject to the Sarbanes-Oxley Act.

Use of Proceeds, page 10

6.   Please expand your disclosure to describe any material changes to the use of proceeds if all of the securities being qualified on the offering statement are not sold.

Business, page 10

7.   Please substantially expand your disclosure to describe the business done and intended to be done by the issuer and the general development of the business since inception. As one example, in your Management's Discussion and Analysis there is mention of a subscription text marketing program and a text based rewards program. Please discuss these aspects of your business and their development status. In expanding your disclosure, you may wish to refer to Part I, Item 11 of Form S-1 and Item 101(h) of Regulation S-K.

8.   We note the company has a goal to become an Inc. 500 company during 2016. Please clarify what parameters and goals would reasonably allow you to achieve this status in 2016.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

9.   Please expand your disclosure to provide to investors information relevant to an assessment of your financial condition and results of operations as determined by evaluating the amounts and certainty of cash flows from operations and from outside sources. Discuss material events and uncertainties known to management that will have an impact on future operating results or of future financial condition. For example, disclose that you are a development stage company and discuss your plan of operations, including capital commitments and planned uses of the minimum proceeds from the offering. As another example, discuss your current and planned sources of revenues and related expenses. You may wish to refer to Item 303(a) of Regulation S-K.

Management, page 12

10.   Please expand your disclosure to briefly describe the business experience during the past five years of each director, executive officer, person nominated or chosen to become a director or executive officer, and significant employee, including: each person's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the company. Please also identify your directors. You may wish to refer to Item 11, Part I of Form S-1 and Item 401 of Regulation S-K.

Exhibits

11.   Please file your escrow agreement which has been executed in connection with the Regulation A offering. Please refer to number 8 of Item 17 Description of Exhibits in Form 1-A.

12.   Please provide an opinion regarding the legality of the securities covered by the offering statement. Please refer to number 12 of Item 17 Description of Exhibits in Form 1-A.

13.   Please provide a consent from your Independent Accounting Firm to include their audit report in the document. Please refer to number 11(a) of Item 17 Description of Exhibits in Form 1-A.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Sharon Virga, Staff Accountant at (202) 551-3385 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications

cc: Jack Brannelly, Esq.
        BrannellyLaw, PLLC